UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33784

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SandRidge Energy, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To The Participants and Plan Administrator of the

SandRidge Energy, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index page are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 25, 2010

SANDRIDGE ENERGY, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Investments, at fair value	$32,363,666	$16,296,947
Receivables:
Employer contributions	448,986	477,223
Employee contributions	462,035	481,344

Total assets	33,274,687	17,255,514

Liabilities:
Accrued expenses	74,685	—

Total liabilities	74,685	—

Net assets, at fair value	33,200,002	17,255,514

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(9,861)	105,638

Net assets available for benefits	$33,190,141	$17,361,152

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

Additions:
Investment income:
Net appreciation in investments	$6,361,457
Interest and dividends	344,157

Total investment income	6,705,614

Contributions:
Employer	7,051,774
Participant	7,099,472
Rollovers	423,950

Total contributions	14,575,196

Total additions	21,280,810

Deductions:
Payment of benefits	5,127,457
Administrative expenses	324,364

Total deductions	5,451,821

Net increase	15,828,989

Net assets available for benefits, beginning of year	17,361,152

Net assets available for benefits, end of year	$33,190,141

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the 401(k) Plan Restatement dated January 1, 2002 (the “Plan Agreement”), for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating on the first day of the first Plan quarter after satisfying the Plan’s eligibility requirements or immediately after one hour of service if they qualify as eligible rehired participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Contributions

The Plan allows eligible employees to contribute a percentage of their pretax compensation to the Plan. These discretionary employee contributions are made under a payroll deduction program and are limited to an annual amount, as prescribed in the Code and the provisions in the Plan document, that is adjusted for inflation under the Code.

The Plan allows participants to direct their contributions into one or more of the available investment options, including a self-directed brokerage account.

For each Plan year, the Company determines the matching contribution to be made to the Plan by the Company on the first day of the Plan year. For the plan year ended December 31, 2009, the Company matching contributions to the Plan were a dollar for dollar match up to 15% of each participant’s eligible compensation.

Company matching contributions are invested entirely in shares of the Company’s common stock. Participants may transfer amounts allocated to their accounts from the Company’s matching contribution to other investment options available under the Plan upon completion of three years of vested service. See “Vesting” below. Company contributions are deposited with the Plan at least annually. During 2009 and 2008, the Company’s contributions to the Plan were made at the same time as the bi-weekly employee contributions and invested directly in the Company’s common stock.

In addition to the Company’s matching contributions, Company profit sharing contributions may be made to the Plan at the discretion of the Company. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to their compensation as a percentage of total compensation of all eligible employees and will vest based on years of service pursuant to the Plan Agreement. The Company made no profit sharing contributions during 2009 or 2008.

The SandRidge Energy, Inc. Executive Non-Qualified Excess Plan (“NQ Plan”) requires that those eligible for catch-up contributions reach the catch-up contribution limit in the Plan before entering the NQ Plan. Five participants in the Plan for the plan year ended December 31, 2009 did not defer the Plan’s catch-up contribution limit before entering the NQ Plan. The Company corrected the late remittances in 2009 and will pay any applicable excise taxes. In all cases, the lost participant earnings have been credited to the appropriate participants’ accounts. See supplementary schedule “Schedule H, Line 4a – Schedule of Delinquent Participant Contributions.”

Payment of Benefits

The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant reaching the age of 60 years on or after September 1, 2008 (prior to September 1, 2008, the applicable retirement age for the Plan was 65 years of age), (ii) in the event of a participant’s death or (iii) in the event a participant becomes permanently disabled.

Vesting

Participants are immediately 100% vested in the discretionary employee contribution portion of their accounts plus earnings thereon. The Company’s matching contributions plus earnings thereon vest based on years of service pursuant to the Plan Agreement. Effective March 1, 2007, the Plan was amended to provide that vesting service would be calculated using the elapsed time method. Prior to March 1, 2007, vesting service was calculated using the hours of service method.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Upon termination of service due to a participant’s death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant’s nonforfeitable interest in the portion of the participant’s account balance attributable to Company contributions shall be in accordance with the following schedule:

For participants hired before August 1, 2006, the vesting schedule is as follows:

Full Years of Credit Service	Vesting Percentage

One year but less than two	33.33%
Two years but less than three	66.66%
Three years or more	100.00%

For participants hired on or after August 1, 2006, the vesting schedule is as follows:

Full Years of Credit Service	Vesting Percentage

One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%

Forfeitures

Unvested Company matching contributions are forfeited and remain in the Plan following the termination of employment of participants with less than a 100% vested interest in the Company matching contribution portion of their accounts. At December 31, 2009 and 2008, unvested forfeitures of $1,327,690 and $282,696, respectively, were included in Plan assets. Unvested forfeited amounts may be used to pay plan expenses that otherwise would be payable by Plan assets or the Company in accordance with the Plan Agreement.

Termination of the Plan

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants’ accounts will become 100% vested and the Plan’s assets will be distributed in accordance with the terms of the Plan Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s discretionary contributions and earnings thereon and an allocation of the Company’s contributions and earnings thereon. The benefit to which a participant in the Plan is entitled is equal to the portion of the participant’s account in which the participant is fully vested. The valuation date for the benefit a participant is entitled to receive is the day on which a participant’s distribution is processed.

Participant Loans

Employees are allowed to apply for loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate at the time of the loan. Loan repayments are amortized in equal monthly payments over a period not extending beyond five years from the date of the loan.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Administration

The Plan is administered by designated personnel of the Company. Principal Trust Company (“Trustee”) is designated as the Plan’s trustee and delegates the responsibility for the custody and management of the Plan’s assets to Principal Financial Group (“Principal”). The Company has engaged a consultant to assist in selecting appropriate and prudent investment options and monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. All investment expenses charged by the Trustee’s agent are paid out of the Plan assets or by the Company. The 2009 administrative fees were paid out of Plan assets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 325, Investments—Other, investment contracts held by a defined-contribution plan are required to be reported at fair value. Because contract value is the amount participants in a defined-contribution plan would receive if they were able to initiate permitted transactions under the terms of the Plan, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The statement of net assets available for benefits for the Plan presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Recent Accounting Pronouncements

In April 2009, the FASB issued additional guidance for determining fair value when the volume and level of market activity has significantly decreased and transactions are not orderly. This additional guidance is effective for interim and annual reporting periods ending after June 15, 2009. The implementation of this guidance had no impact on the Plan’s financial statements.

In May 2009, the FASB issued guidance in ASC Topic 855, Subsequent Events, to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or available to be issued. In particular, ASC Topic 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements for both interim and annual financial statements. In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the Securities and Exchange Commission (“SEC”) and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Plan has applied the provisions of ASC Topic 855 to its financial statements. See Note 10.

In June 2009, the FASB issued Accounting Standards Update 2009-01, “Topic 105 – Generally Accepted Accounting Principles – amendments based on – Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“ASU 2009-01”). The FASB ASC is intended to be the source of authoritative GAAP and reporting standards as issued by the FASB. The primary purpose of the FASB ASC is to improve clarity and use of existing standards by grouping authoritative literature under common topics. ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing GAAP. The implementation of ASU 2009-01 had no impact on the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-12, “Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value (“NAV”) per Share (or Its Equivalent) (“ASU 2009-12”). This ASU provides guidance on using the NAV per share provided by investees to estimate the fair value of an alternative investment. This ASU is effective for periods ending after December 15, 2009. The implementation of ASU 2009-12 is not expected to have a material impact to the Plan’s financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires additional disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC Topic 820, Fair Value Measurements and Disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosure requirements regarding activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 is not expected to have an impact on the Plan’s financial condition, but will require additional disclosure.

Valuation of Investments and Income Recognition

Investments in the Plan are reported at fair value. Fair value, as defined by ASC Topic 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The change in the difference between market value and cost of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Plan Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service; however, in the opinion of the Plan Administrator and the Plan’s tax counsel, the Plan is qualified under Section 401(a) of the Code. Additionally, the prototype plan on which the Plan is based received a favorable determination from the Internal Revenue Service in a letter dated September 18, 2001. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and will take the necessary steps, if any, to maintain the qualified status of the Plan. Therefore, the Company believes that the Plan, as amended and restated, and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code. See Note 9.

Payment of Benefits

Benefit payments to participants in the Plan are recorded when paid.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock, various mutual funds and other investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3. Investments

The following tables present the fair value of Plan investments representing 5% or more of the net assets available for benefits at December 31, 2009 and 2008:

	December 31,
	2009		2008

Russell Investment Group — LifePoints 2020 Strategy Fund	$1,761,848		$—
Russell Investment Group — LifePoints 2030 Strategy Fund	2,679,293		—
Russell Investment Group — LifePoints 2040 Strategy Fund	2,293,575		—
Morley Financial Services, Inc — Stable Value Sig Fund	1,460,006	*	2,157,073
Principal Global Investors — Principal LifeTM 2010 Sep Acct**	—		908,973
Principal Global Investors — Principal LifeTM 2030 Sep Acct**	—		1,039,490
Principal Global Investors — Principal LifeTM 2040 Sep Acct**	—		1,824,701
Principal Global Investors — Principal LifeTM 2050 Sep Acct**	—		1,068,318
SandRidge Energy, Inc. Common Stock***	$13,024,937		$3,646,320

*	Investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009
**	Denotes party-in interest
***	Includes participant and nonparticipant-directed investments for 2009, and nonparticipant-directed investments for 2008

The net change in the value of the Plan’s investments (including investments bought and sold as well as those held during the year) during 2009 is as follows:

Mutual funds	$3,392,147
Common collective fund	31,566
Common stock	2,937,744

Total	$6,361,457

In addition to the above, the Plan reported interest and dividend income of $344,157 for 2009. Accrued interest and dividends receivable were not significant for 2009 and 2008.

Specific investment funds may be added or deleted as investment options under the Plan from time to time. Following a review of the investment options offered by the Plan, effective January 15, 2009, twenty-seven investment options, including many mutual funds and pooled investment accounts managed by Principal, were replaced with thirty-two investment options, including the Company’s common stock and a self-directed brokerage account in which participants have the option to invest their contributions in stocks and bonds.

4. Fair Value Measurements

ASC Topic 820 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC Topic 820 requires fair value measurements to be classified and disclosed in one of the following categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values, stated below, takes into account the market for the Plan’s assets, the associated credit risk and other factors as required under ASC Topic 820. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 1 Fair Value Measurements

Mutual funds. The fair values of mutual funds that invest principally in actively traded marketable securities were derived from quoted market prices as substantially all of these instruments have active markets.

Pooled accounts. The fair values of pooled accounts were derived from quoted market prices of the underlying securities, if available.

Common stock. Fair value of the Company common stock is based on the market price for a share of such common stock as quoted on the New York Stock Exchange.

Self-directed brokerage account. Assets held in a self-directed brokerage account consist of stocks and bonds. The fair value of amounts held in the self-directed brokerage account was derived from quoted market prices.

Level 2 Fair Value Measurements

Pooled accounts. Pooled accounts invested in securities were valued based on quoted market prices of similar securities in active or non-active markets.

Level 3 Fair Value Measurements

Participant loans. The fair value of participant loans is based on amortized cost, which approximates fair value.

Guaranteed Investment Fund. The fair value of the Guaranteed Investment Fund is the sum of the fair value of the United States treasury securities and the guaranteed investment contracts (“GICs”) held by the Guaranteed Investment Fund. The fair value of the United States securities is based on quoted market prices of those securities that are actively traded and the estimated fair value of the GICs is based on the credit rating of the counterparty, current interest rates and term of the contracts. The Guaranteed Investment Fund (see Note 5) may invest in United States treasury securities and GICs of various entities.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets as of December 31, 2009 and December 31, 2008:

	Assets at Fair Value as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income	$812,891	$—	$—	$812,891
Target	10,062,941	—	—	10,062,941
Small and mid cap	536,172	—	—	536,172
Large cap	837,356	—	—	837,356
International	468,070	—	—	468,070
Other	743,178	—	—	743,178

Total mutual funds	13,460,608	—	—	13,460,608

Pooled accounts:
Small and mid cap	—	851,364	—	851,364
Large cap	—	900,781	—	900,781
International	—	721,838	—	721,838
Other	—	807,364	—	807,364

Total pooled accounts	—	3,281,347	—	3,281,347

Guaranteed Investment Fund		—	1,460,006	1,460,006
SandRidge Energy, Inc. common stock	13,024,937	—	—	13,024,937
Participant loans	—	—	933,893	933,893
Other	202,875	—	—	202,875

Total assets at fair value	$26,688,420	$3,281,347	$2,393,899	$32,363,666

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

	Assets at Fair Value as of December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income	$322,368	$—	$—	$322,368
Small and mid cap	204,526	—	—	204,526
Large cap	812,800	—	—	812,800
International	233,052	—	—	233,052
Other	402,869	—	—	402,869

Total mutual funds	1,975,615	—	—	1,975,615

Pooled accounts:
Target	6,775,046	—	—	6,775,046
Small and mid cap	484,582	—	—	484,582
Large cap	227,667	—	—	227,667
International	—	455,987	—	455,987

Total pooled accounts	7,487,295	455,987	—	7,943,282

Guaranteed Investment Fund		—	2,157,073	2,157,073
SandRidge Energy, Inc. common stock	3,646,320	—	—	3,646,320
Participant loans	—	—	574,657	574,657

Total assets at fair value	$13,109,230	$455,987	$2,731,730	$16,296,947

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

	Guaranteed Investment Fund	Participant Loans	Total
Balance of Level 3, December 31, 2008	$2,157,073	$574,657	$2,731,730
Realized gains	6,410	—	6,410
Unrealized gains relating to instruments still held at the reporting date	25,156	—	25,156
Purchases, sales, issuances and settlements, net	(728,633)	359,236	(369,397)

Balance of Level 3, December 31, 2009	$1,460,006	$933,893	$2,393,899

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in investments in the accompanying statement of changes in net assets available for benefits.

5. Guaranteed Investment Fund — Fully Benefit-Responsive Investment Contract

The Morley Financial Services, Inc. Stable Value Fund (the “Guaranteed Investment Fund”) may invest in short-term money market instruments through the State Street Global Advisors Government Short-Term Investment Fund and in fully benefit-responsive synthetic GICs with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.

As described in Note 2, because these contracts are fully benefit-responsive, the contract value is the relevant measurement attributable for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

There are no reserves against contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC. In no event shall the interest rate be less than zero percent. As of December 31, 2009, the contract value of the Guaranteed Investment Fund was $1,450,145 compared to a fair value of $1,460,006. As of December 31, 2008, the contract value of the Guaranteed Investment Fund was $2,262,711 compared to a fair value of $2,157,073.

The occurrence of certain events can limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe it is probable that any events will occur which would limit the Plan’s ability to transact at contract value with participants.

The following table presents the average yield earned by the Plan’s fully benefit-responsive investment contract before and after adjustments to reflect the actual interest rate credited to participants during the Plan years ending December 31, 2009 and 2008:

	December 31,
	2009	2008
Average yields:
Based on actual earnings	1.81%	3.58%
Based on interest rate credited to participants	1.67%	3.02%

6. Nonparticipant-Directed Investments

The net assets available for benefits as of December 31, 2009 and 2008 included nonparticipant-directed investments in the Company’s common stock of $9,070,260 and $3,646,320, respectively. The change in net assets related to nonparticipant-directed investments during the 2009 Plan year is as follows:

Contributions	$7,175,899
Net appreciation in fair value	2,864,346
Benefits paid to participants	(1,167,890)
Transfer to participant-directed investments	(3,214,970)
Administrative expenses	(233,445)

Net increase	$5,423,940

7. Concentration of Market Risk

The Plan has invested a significant portion of its assets in the Company’s common stock. Investments in the Company’s common stock included participant and nonparticipant-directed investments for the plan year ending December 31, 2009, and nonparticipant-directed investments for the plan year ending December 31, 2008. This investment in the Company’s common stock was approximately 39% and 22% of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, respectively. As a result of this concentration, any significant fluctuation in the market value of the Company’s common stock could affect the net assets of the Plan as well as individual participant account balances.

8. Party-in-Interest Transactions

Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer whose employees are covered by the Plan and certain others. During the plan year ended December 31, 2009, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.

•

Certain Plan investments were managed by Principal Life Insurance Company, which is a member company of Principal, the Plan’s custodian and manager. In addition, trust services were performed by the Trustee, which is also a member of Principal. Transactions between the Plan and these companies qualify as party-in-interest transactions due to their affiliation with Principal and Principal’s relationship with the Plan. Total assets invested in the funds managed by these companies were $3,281,347 and $7,943,282 at December 31, 2009 and 2008, respectively.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

•	The Plan incurred a total of $324,364 in administrative fees in 2009 to Principal that qualify as party-in-interest transactions.

•	Other investments held by the Plan include Company common stock totaling $13,024,937 and $3,646,320, and participant loans totaling $933,893 and $574,657 at December 31, 2009 and 2008, respectively.

9. Excess Contributions

During 2008, the Company discovered that for the plan year ending December 31, 2007 Principal failed to correctly distribute to highly compensated eligible participants (a) average deferral percentage (“ADP”) excess returns (b) ADP earnings and (c) average contribution percentages excess returns. To correct this deficiency, in January 2009, the Plan filed a combined application for a determination for employee benefit plan and correction under the Voluntary Compliance Program within the Internal Revenue Code’s Employee Plans Compliance Resolution System.

Benefit payments of $5,127,457 for the plan year ending December 31, 2009 include distributions of $59,535 made to certain participants to refund excess deferral contributions for the relevant nondiscrimination provisions that limit contributions to the Plan by highly compensated participants for the plan year ending December 31, 2008. In addition, the Company is currently working with Principal and the Internal Revenue Service to review refunds related to the plan year ending December 31, 2007 and distributions of excess returns and earnings processed during 2009 related to the plan year ending December 31, 2008. Distributions of excess returns and earnings related to the plan year ending December 31, 2009 were processed in a timely manner and have been completed as of the filing date of this report.

10. Subsequent Events

Events occurring after December 31, 2009 were evaluated to ensure that any subsequent events that met the criteria for recognition and/or disclosure in this report have been included.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$33,190,141	$17,361,152
Adjustment from contract value to fair value for fully-benefit-responsive contracts	9,861	(105,638)

Net assets available for benefits per Form 5500	$33,200,002	$17,255,514

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

2009

Increase in net assets available for benefits per the financial statements	$15,828,989
Net adjustment from contract value to fair value for fully-benefit responsive contracts	115,499

Increase in net assets available for benefits per Form 5500	$15,944,488

Supplemental Schedules

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4A — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2009

			Total that Constitutes Non-Exempt Prohibited Transactions
Plan Year	Participant Contributions Transferred Late to Plan	Total that Constitutes Non- Exempt Prohibited Transactions	Contributions not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contribution Spending Correction in Voluntary Fiduciary Correction Program	Total Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51

2009	$27,500	$27,500	—	$27,500	—	—

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

*	Principal Life Insurance Company	Pooled Separate Accounts MONEY MARKET SEP ACCT	#	$807,364

*	Principal Life Insurance Company	Pooled Separate Accounts LGCAP S&P 500 INDEX SEP ACCT	#	275,244

*	Principal Life Insurance Company	Pooled Separate Accounts MIDCAP S&P 400 INDEX SEP ACCT	#	270,770

*	Principal Life Insurance Company	Pooled Separate Accounts SMALLCAP S&P 600 INDEX SA	#	175,558

*	Principal Life Insurance Company	Pooled Separate Accounts REAL ESTATE SECS SEP ACCT	#	118,203

*	Principal Life Insurance Company	Pooled Separate Accounts DIVERSIFIED INTL SEP ACCT	#	721,838

*	Principal Life Insurance Company	Pooled Separate Accounts PRIN PTR LG-CAP GROWTH SEP ACCT	#	625,537

*	Principal Life Insurance Company	Pooled Separate Accounts PRIN PTR MD-CP VAL I SEP ACCT	#	286,833

	Morley Financial Services, Inc	Common/Collective Trust STABLE VALUE SIG FUND	#	1,460,006

	Franklin Advisors, Inc.	Registered Investment Company FRANKLIN STR INCOME A FUND	#	369,697

	Oppenheimer Funds, Inc.	Registered Investment Company OPPENHEIMER INTL BOND A FUND	#	36,503

	PIMCO Funds	Registered Investment Company PIMCO REAL RETURN A FUND	#	70,655

	PIMCO Funds	Registered Investment Company PIMCO TOTAL RETURN A FUND	#	336,036

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS IN RTMT R2 FUND	#	116,135

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2010 STRA R2 FUND	#	1,081,079

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2015 STRA R2 FUND	#	111,431

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2020 STRA R2 FUND	#	1,761,848

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2025 STRA R2 FUND	#	204,810

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2030 STRA R2 FUND	#	2,679,293

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2035 STRA R2 FUND	#	352,281

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2040 STRA R2 FUND	#	2,293,575

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2045 STRA R2 FUND	#	316,557

	Russell Investment Group	Registered Investment Company RUSSELL LIFEPTS 2050 STRA R2 FUND	#	1,145,932

	The American Funds	Registered Investment Company AM FUNDS FDMNTL INV R4 FUND	#	713,541

	Eaton Vance Management	Registered Investment Company EATON VANCE LG-CP VALUE A FUND	#	123,815

	American Century Inv. Mgmt.	Registered Investment Company AM CENT HERITAGE A FUND	#	141,536

	American Century Inv. Mgmt.	Registered Investment Company AM CENT SM-CP GROWTH A FUND	#	180,512

	Aston Asset Management	Registered Investment Company ASTON/OPTIMUM MD-CP N FUND	#	8,839

	Heartland Mutual Funds	Registered Investment Company HEARTLAND VALUE PLUS FUND	#	127,588

	AIM Investments	Registered Investment Company AIM SM-CP EQUITY A FUND	#	77,697

	The American Funds	Registered Investment Company AM FDS CAP WLD GR&INC R4 FUND	#	468,070

	Jennison Associates, LLC.	Registered Investment Company JENNISON NATURL RESOURCES A FUND	#	743,178

	SelfDirected Brokerage Account	SELFDIRECTED BROKERAGE ACCOUNT	#	202,875

*	SandRidge Energy, Inc.	Employer Security SANDRIDGE ENERGY, INC. COMMON STOCK	$18,620,465	13,024,937

*	Participant Loans	Range of Interest Rates Rates Range from 3.25% to 8.25%	-0-	933,893

				$32,363,666

*	Denotes party-in-interest
#	Participant-direct investment; cost information is not required

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS *

YEAR ENDED DECEMBER 31, 2009

Description of asset	(A) Total Number of Purchases	(B) Total Number of Sales	(C) Total Value of Purchases	(D) Total Value of Sales	(E) Net Gain/(Loss)
Employer Security SandRidge Energy, Inc. Common Stock	28	—	$5,331,409	—	$—

*	Schedule is prepared using the alternative way of reporting (iii) series transactions under Department of Labor Regulation 2520.103-6 (d)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN

Date: June 25, 2010	By:	/s/ MARY L. WHITSON
Mary L. Whitson
Senior Vice President, Human Resources, on Behalf of SandRidge Energy, Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP